COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

08001810

April 3, 2008

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SEC Mail
Mail Processing
Section
APR 04 2008
Washington, DC
106

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of a DGAP Voting Rights announcement according to article 21 of German Securities Trading Act issued this week with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by the Credit Suisse Group. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President & General Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

dlw 4/17

Commerzbank AG / Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

02.04.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Credit Suisse Group, Zurich, Switzerland, informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse International, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3 % limit of the voting rights on March 25, 2008 and as of this date amounted to 3.116 % (20,480,425 voting shares).
For the sake of completeness Credit Suisse Group, Zurich, Switzerland, pointed out that the voting rights of Credit Suisse, Zurich, Switzerland, still exceeded the 3 % limit of the voting rights on March 25, 2008 and amounted to 3.417 % (22,457,375 voting shares). Voting rights amounting to 3.405 % (22,373,825 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.013 % (83,550 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.
For the sake of completeness Credit Suisse Group, Zurich, Switzerland, further pointed out that the voting rights of Credit Suisse Group, Zurich, Switzerland, also continued to exceed the 3% limit of the voting rights on March 25, 2008 and amounted to 3.438 % (22,593,044 voting shares). Voting rights amounting to 3.409 % (22,404,299 voting shares) are to be attributed to Credit Suisse Group according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.029 % (188,745 voting shares) are to be attributed to Credit Suisse Group, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.
The string of controlling companies is (starting on the lowest level): Credit Suisse International, Credit Suisse and Credit Suisse Group.

DGAP 02.04.2008

Language:	English
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt am Main Deutschland
Internet:	www.commerzbank.de

End of News DGAP News-Service

END